Filed by Universal Compression Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Universal Compression Holdings, Inc.
Commission File No. 1-15843
Subject Company: Hanover Compressor Company
Commission File No. 1-13071
Subject Company: lliad Holdings, Inc.
Commission File No.

Stephen A. Snider Chairman, President and Chief Executive Officer Daniel K. Schlanger Senior Vice President and Chief Financial Officer March 7, 2007 2007 Master Limited Partnership Investor Conference

Statements about Universal Compression Partners, L.P.'s ("UCLP") outlook and all other statements in this presentation (and oral statements made regarding the subjects of this presentation) other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside UCLP's control, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to, statements regarding: Universal Compression Holdings, Inc.'s ("Universal Compression" or "UCO") intention to offer the remainder of its domestic fleet and to use UCLP as growth vehicle; benefits of UCO's and Hanover's merger; organic growth opportunities; and benefit of being the first solely contract compression MLP. While UCLP believes that the assumptions concerning future events are reasonable, it cautions that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of its business. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are the supply and demand for natural gas in the U.S.; the demand for UCLP's services; our ability to retain our current customers; our ability to manage our growth; competition from UCO as well as third parties; employment workforce factors, including UCO's ability to hire, train and retain key employees; our ability to purchase compression equipment on a timely basis if at all; our ability to manage the rising costs and currently tight supply of components and materials from our vendors; changes in political or economic conditions, laws or regulatory conditions in the U.S.; our ability to make acquisitions on economically acceptable terms; our ability to implement and effect price increases for our services; and changes in our strategic direction. These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Universal Compression Partners' registration statement on Form S-1 and those set forth from time to time in Universal Compression Partners' filings with the Securities and Exchange Commission ("SEC"), which are available through our website www.universalcompression.com. Universal Compression Partners expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events, or otherwise. Forward-Looking Statements (i)

Additional Information (ii) In connection with the proposed merger of Universal Compression Holdings and Hanover Compressor Company, a registration statement of the new company, Iliad Holdings, Inc., which will include proxy statements of Universal Compression Holdings and Hanover, and other materials, will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Universal Compression Holdings and Hanover, without charge, at the SEC's web site at www.sec.gov, Universal Compression Holdings' web site at www.universalcompression.com, and Hanover's web site at www.hanover-co.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832-554-4856. Participants in Solicitation Hanover and Universal Compression Holdings and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Hanover's and Universal Compression Holdings' respective proxy statements relating to their 2006 annual meetings of stockholders as filed with the SEC on March 24, 2006 and March 15, 2006, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

UCLP Overview MLP formed by Universal Compression Holdings, Inc. ("Universal Compression" or "UCO") to provide natural gas contract compression services to customers throughout the U.S. 17% of the combined domestic contract compression business is owned by us UCO intends to offer the remainder of its domestic contract compression fleet to us over time UCO intends for UCLP to be its primary growth vehicle for domestic contract compression 1 ____________________________ Note: Fleet statistics as of February 15, 2007

UCLP Overview - Key Facts IPO: October 20, 2006 Unit Price(1): $30.22 Market Capitalization(1): $390 Million Annual Distribution: $1.40 / unit Yield(1) (2): 4.63% As of March 2, 2007 Based upon annual distribution of $1.40 per unit 2

Universal Compression Holdings / Hanover Compressor Company Merger update 3 Universal Compression and Hanover announced a merger-of- equals on February 5, 2007 Subject to customary approvals, including HSR and shareholder Expect the merger to close in the third quarter of 2007 Combination should be beneficial to UCLP Provides a bigger pool of domestic contract compression contracts and assets that can be offered for sale to us over time Should allow for a longer period of sustainable growth for UCLP Significant synergies of $50 million should benefit UCLP over time

Business Highlights UCO Highlights 2nd largest compressor fleet in world by horsepower 2,069,000 available U.S. HP(1) 3,095 employees worldwide 2006 domestic contract compression revenue of $398 million Extensive fabrication and service expertise and infrastructure 4 HC Highlights Largest compressor fleet in world by horsepower 2,447,000 available U.S. HP(1) 8,300 employees worldwide 2006 U.S. rentals revenue of $384 million Extensive natural gas compression and production and processing equipment expertise Fleet statistics as of December 31, 2006

Simplified Organizational Structure 5 Market Equity: $390 MM Debt: 125 MM Ent. Value: $515 MM Market Equity: $1,951 MM Debt: 831 MM Ent. Value: $2,782 MM 49% LP 2% GP Domestic CC (83% of Total DCC Business) International CC Fabrication AMS 59% of 2006 Gross Margin 25% of 2006 Gross Margin 7% of 2006 Gross Margin 9% of 2006 Gross Margin UCO intends to offer the remainder of its Domestic CC business to UCLP over time and for UCLP to be its primary growth vehicle for the Domestic CC business As of March 2, 2007 Includes 100% of Domestic CC business for 2006 (1) (1) Domestic CC (17% of Total DCC Business) (2)

Investment Highlights Relationship with Universal Compression Stable and growing fee-based cash flows Large fleet in many major producing regions Significant organic growth opportunities Ability to grow through acquisitions Acquisition of remainder of UCO's domestic contract compression business over time Acquisition of compression equipment from producers and transporters 6 UCLP believes it will benefit from being the first MLP solely focused on contract compression

7 Management with track record of organic and acquisition growth and talented personnel Strong, long- standing customer relationships Economies of scale through ability to operate as one fleet UCO's compressor fabrication Operational and logistical expertise Broad geographic footprint with limited exposure to any one basin Provides Access To Relationship with Universal Compression - Benefits

Relationship with Universal Compression - Omnibus Agreement Overview Non Compete: UCO will generally agree not to compete for contract compression business with UCLP customers and vice versa for a period of three years Provision of Services: UCO will provide UCLP all operational staff, corporate staff and support service necessary to run the business Purchase of New Equipment: UCLP will be permitted to purchase newly fabricated units from UCO at cost plus a fixed margin of 10% Transfer of Equipment: UCO and UCLP will transfer equipment at appraised value to efficiently operate their fleets as one pool of assets; can also lease or purchase Cap on Expenses: UCO will cap operating expenses and SG&A expenses allocated to UCLP for a period of 2 years 8 The Omnibus Agreement will need to be renegotiated upon the closing of the merger between UCO and Hanover

Relationship with Universal Compression - UCO's History of Growth and Stability 9 Dec 2003 - Dec 2006: 3.0% CAGR

Stable and Growing Fee-Based Cash Flows - "Must Run" Service Compression is a "must-run" service typically required at each phase of the natural gas production and transportation cycle 10 Compression is similar to other fee-based midstream businesses but with less basin risk due to the mobility of the assets Enable natural gas production Maintain reservoir pressure Wellhead Gathering & Processing Pipelines & Storage/ Distribution Deliver natural gas to processing facilities Pressurize natural gas into and out of processing plants Transport and store natural gas Deliver natural gas to end users

Stable and Growing Fee-Based Cash Flows - Reasons for Outsourcing CUSTOMER BENEFITS Enhanced production or transportation volumes; Improved cash flow; Better ROIC CAPITAL COST Eliminate compressor investments / refocus capital OPERATING EXPERTISE Superior compressor runtime and lower operating costs FLEET MANAGEMENT Outsource fleet management and eliminate reapplication risk 11

Stable and Growing Fee-Based Cash Flows - Contracts and Customers 12 Stability CONTRACT STRUCTURE Fixed monthly fee Customers pay regardless of throughput Limited exposure to natural gas prices LENGTH OF SERVICE Compressors remain on a single application for an average of three years Compressors have long economic lives with little technological change UCLP / UCO CUSTOMER RELATIONSHIPS 80% of revenues from customers with relationships > 5 years Relationships with growing customers

Stable and Growing Fee-Based Cash Flows - Horsepower Utilization 13 Average Horsepower Utilization ____________________________ Note: Data based on UCO's Domestic Contract Compression Segment Contract compression is relatively unaffected by commodity prices

Stable and Growing Fee-Based Cash Flows - Revenue and Horsepower Growth Quarterly Gross Margin UCO is currently addressing recent operating cost increases to return to historical levels of profitability ____________________________ Note: Data based on UCO's Domestic Contract Compression Segment (in millions) 14

Geographic Scope - Focused in Major Natural Gas Basins Powder River Basin Wind River Basin Wyoming Thrust Michigan Basin Appalachian Basin Greater Green River Basin Denver Basin Sacramento Basin San Joaquin Basin Hugoton Basin Anadarko Basin Gulf Coast Basin Black Warrior Basin Uinta - Piceance Basin Paradox - San Juan Basin Permian Basin Fort Worth Basin Raton Basin Arkoma Basin East Texas Basin ____________________________ Note: Shading indicates states where UCLP currently conducts operations We operate in 16 states which encompass the vast majority of the major natural gas producing regions in the United States 15

Organic Growth Drivers - Growing Domestic Demand 2000 2005 2010 2015 2020 2025 2030 North America 23.33312075 22.21 23.35 25.91 26.92 26.99 26.86 ____________________________ Source: Energy Information Administration Our business is linked to the consumption and production of natural gas, not drilling and exploration activity 1.0% CAGR 16 Domestic Natural Gas Demand

____________________________ Source: Energy Information Administration Aging U.S. natural gas fields require more compression to produce the same volume of natural gas Organic Growth Drivers - Aging U.S. Natural Gas Fields 17 2003 - 2005 US Gas Production: - 5.4% UCO US Avg. Working HP: + 6.1%

1990 1992 1994 1996 1998 2000 2002 2004 Conventional 14.99623 14.72982 14.62111 14.41963 14.70153 14.22298 14.14658 13.84646 13.61666 13.42486 13.3496 13.30678 12.48433 12.19529 10.99376 Unconventional 2.813437 2.967998 3.218791 3.675829 4.119497 4.375676 4.707483 5.055842 5.406896 5.407378 5.832353 6.309537 6.604874 6.844732 7.471239 Total Production ____________________________ Source: Energy Information Administration Conventional and other Unconventional Unconventional sources, such as tight sands, shales and coalbeds, require more compression earlier in the production cycle to produce the same volume of natural gas Organic Growth Drivers - Increased Unconventional Production 1990 1992 1994 1996 1998 2000 2002 2004 Unconventional 2.813437 2.967998 3.218791 3.675829 4.119497 4.375676 4.707483 5.055842 5.406896 5.407378 5.832353 6.309537 6.604874 6.844732 7.471239 Unconventional Production 18

Ability to Grow Through Acquisitions - UCO Domestic Fleet UCLP UCO Converted UCO Unconverted East 348812 765348 970602 765,348 horsepower(1) 970,602 horsepower 348,812 horsepower(1) UCO continues to modify its contracts to clarify that it provides contract compression services rather than leases equipment Between September 30, 2006 and February 15, 2007, contracts covering an additional 100,000 horsepower of compression have been converted to the new form 19 ____________________________ (1) As of February 15, 2007

Financial Review Stable and growing base of cash flow Distribution growth driven by organic horsepower growth enhanced by opportunity to acquire additional assets from UCO and third parties Ample distribution coverage Strong balance sheet provides flexibility 20

Distribution Coverage 21 Financial results are for the partial period of 73 days during which UCLP was public

Capitalization (Dollars in millions) 22 Interest payments for the $125 million drawn under our credit facility are fixed for five years at an all-in swapped interest rate of 6.525%

UCLP Unit Price Performance 23

Investment Highlights Relationship with Universal Compression Stable and growing fee based cash flows Large fleet in many major producing regions Significant organic growth opportunities Ability to grow through acquisitions Acquisition of remainder of UCO's domestic contract compression business over time Acceleration of compression equipment from producers and transporters 24 UCLP believes it will benefit from being the first MLP solely focused on contract compression

(Dollars in thousands) 25 With respect to Universal Compression Holdings, Inc., gross margin is defined as total revenue less cost of sales (excluding depreciation and amortization expense). Gross margin represents the results of revenue and cost of sales (excluding depreciation and amortization expense), which are key components of our operations. Gross margin differs from gross profit, which includes depreciation expense. We believe gross margin is important because it focuses on the current operating performance of our operations and excludes the impact of the prior historical costs of the assets acquired or constructed that are utilized in those operations, the indirect costs associated with our selling, general and administrative activities, the impact of our financing methods and income taxes. Management uses this non-GAAP measure as a supplemental measure to other GAAP results to provide a more complete understanding of our performance. As an indicator of our operating performance, gross margin should not be considered an alternative to, or more meaningful than, net income as determined in accordance with GAAP. Non-GAAP Financial Measures Calendar year periods by quarter Addendum I

(Dollars in thousands) 25 Non-GAAP Financial Measures EBITDA, as further adjusted for operating and selling, general and administrative cost caps provided by Universal Compression Holdings, is defined as net income plus interest expense, depreciation and amortization, and capital contributions from Universal Compression Holdings limiting the cost of sales and selling, general and administrative costs reimbursed by Universal Compression Partners (pursuant to the omnibus agreement to which Universal Compression Holdings and Universal Compression Partners are parties). Distributable cash flow is defined as net income plus depreciation and amortization expense, interest expense and any capital contributions from Universal Compression Holdings limiting the cost of sales and selling, general and administrative costs reimbursed by Universal Compression Partners (pursuant to the omnibus agreement to which Universal Compression Holdings and Universal Compression Partners are parties) less cash interest expense and maintenance capital expenditures. Addendum II